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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                       PEGASUS COMMUNICATIONS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   705904 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              James J. McEntee, III
                             Lamb, Windle & McErlane
                              24 East Market Street
                                  P.O. Box 565
                             West Chester, PA 19381
                                 (610) 701-4408

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 705904 10 0                                    Page 2 of 11 Pages
-------------------------                              -----------------------

------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Harron Communications Corp.
              IRS Identification No.  15-0611077
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   852,110
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   852,110
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          852,110
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 3 of 11 Pages



Item 1.           Security and Issuer.

                  This statement relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation and the principal executive offices of its management is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087.


Item 2.           Identity and Background.

                  This statement is being filed by Harron Communications Corp. (hereinafter referred to as "Harron"), a New York corporation. Harron is a communications company, which primarily provides cable television services and operates television broadcasting stations. The address of Harron's principal office is 70 East Lancaster Avenue, Frazer, PA, 19355.

                  The following are the directors and executive officers of Harron, and certain information relating thereto:

                  Margaret E. Harron
                  ------------------

                  Title: Director
                  Business Address: 70 East Lancaster Avenue, Frazer,
                                    PA 19355
                  Present Principal Occupation: Housewife


                  Paul F. Harron, Jr.
                  -------------------

                  Title: Director, President
                  Business Address: 70 East Lancaster Avenue, Frazer,
                                    PA 19355
                  Present Principal Occupation:  Director and President of
                                                 Harron


                  John F. Quigley, III
                  --------------------

                  Title: Vice President and Chief Financial Officer Business Address: 70 East Lancaster Avenue, Frazer,
                                     PA 19355
                  Present Principal Occupation: Vice President and Chief
                                                Financial Officer of
                                                Harron

                                                              Page 4 of 11 Pages



                  Margaret H. Bruder
                  ------------------

                  Title: Director
                  Business Address:  70 East Lancaster Avenue, Frazer,
                                     PA 19355
                  Present Principal Occupation: Housewife


                  Patricia H. Imbesi
                  ------------------

                  Title: Director
                  Business Address:  70 East Lancaster Avenue, Frazer,
                                     PA 19355
                  Present Principal Occupation: Vice President and
                                                 Secretary, Harron


                  Thomas J. MacCrory
                  ------------------

                  Title: Director
                  Business Address:  1235 Westlakes Drive, Berwyn, PA
                                     19312
                  Present Principal Occupation:  Senior Vice President
                                                 Communications Equity
                                                 Associates


                  William H. Lamb, Esq.
                  ---------------------

                  Title: Director
                  Business Address:  Lamb, Windle & McErlane, P.C., 24
                                     East Market Street, West Chester,
                                     PA 19380-0565
                  Present Principal Occupation: Principal of
                                                Lamb, Windle & McErlane, P.C.,
                                                a law firm


                  Gregory Raymond
                  ---------------

                  Title: Vice President
                  Business Address:    70 East Lancaster Avenue, Frazer,
                                       PA 19355
                  Present Principal Occupation:  Vice President, Harron

                                                              Page 5 of 11 Pages


                  All of the executive officers and directors of Harron are citizens of the United States.

                  During the last five years, neither Harron nor any of the directors or executive officers of Harron has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a Contribution and Exchange Agreement (the "Contribution and Exchange Agreement") by and between Harron and Pegasus Communications Holdings, Inc. (the parent of the Issuer) (the "Parent"), dated as of May 30, 1996, as amended, and concurrently with an initial public offering (completed on October 8, 1996) by the Issuer of 3,000,000 shares of its Class A Common Stock (the "Public Offering"), Harron sold to the Issuer rights as exclusive provider of DIRECTV services in certain rural areas of Texas and Michigan and related assets (the "DIRECTV Rights"). In exchange for the DIRECTV Rights, Harron received 852,110 shares of Class A Common Stock and approximately $17.9 million in cash.


Item 4.           Purpose of Transaction.

                  The shares of Common Stock with respect to which this statement is filed were acquired for investment purposes.

                  Neither Harron nor any of its directors or officers has any present plans, or contemplates any present proposals, that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D, except that in connection with the acquisition of the DIRECTV Rights, the Parent agreed to nominate a designee of Harron as a member of the Issuer's board of directors until October 8, 1998. The initial nominee is James J. McEntee, III, who was appointed to the Issuer's board of directors effective October 8, 1996.

                                                              Page 6 of 11 Pages



Item 5.           Interest in Securities of the Issuer.

         (a)(i) As of the date hereof, Harron is the beneficial owner of 852,110 shares of Class A Common Stock. There are currently 4,471,437 shares of Class A Common Stock outstanding. Harron's Class A Common Stock holdings represent approximately 19.1% of the Class A Common Stock.

                  There are currently 9,053,337 total shares of Common Stock outstanding.1 Harron's Class A Common Stock holdings represent approximately 9.4% of the total shares of Common Stock outstanding.

         (a)(ii) None of the directors and executive officers of Harron holds any shares of Pegasus Class A Common Stock individually.

         (b) Harron has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of the shares of Class A Common Stock beneficially owned by it.


         (c) On October 8, 1996, Harron became the beneficial owner of 852,110 shares of Common Stock pursuant to the terms of the Contribution and Exchange Agreement by and between Harron and the Parent (see Item 3).

         (d) Not applicable.

         (e) Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer

                  The Issuer and Harron are parties to a Stockholders' Agreement, dated as of October 8, 1996. The Stockholders' Agreement provides Harron certain piggyback registration rights with respect to its shares of Class A Common Stock until such shares (i) have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) may be sold to the public pursuant to Rule 144 under the Securities Act. In addition, the Stockholders' Agreement provides the Issuer with a right of first offer until October 8, 1998 to purchase any shares that Harron or its affiliates intend to sell in a private transaction exempt from registration under the Securities Act and applicable state securities laws.



--------
1 Consisting of 4,471,437 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock.

                                                              Page 7 of 11 Pages


                  The shares of the Issuer's Class A Common Stock held by Harron are subject to a Pledge and Security Agreement between Harron and its lending group.


Item 7.           Material to be Filed as Exhibits.

1. Contribution and Exchange Agreement by and between the Parent and Harron dated as of May 30, 1996, which is incorporated herein by reference to
     Exhibit 2.2 to the Issuer's registration statement on Form S-1 (File No. 333-05057), originally filed June 3, 1996, as amended.

2. Amendment No. 1 to Contribution and Exchange Agreement dated as of August 19, 1996.

3. Amendment No. 2 to Contribution and Exchange Agreement dated as of September 3, 1996, which is incorporated herein by reference to Exhibit 2.5 to the Issuer's registration statement on Form S-1 (File No. 333-05057), originally filed June 3, 1996, as amended.

4.   Amendment No. 3 to Contribution and Exchange Agreement dated October 8,
     1996.

                                                              Page 8 of 11 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          HARRON COMMUNICATIONS CORP.


                          By: /s/ John F. Quigley, III
                              ----------------------------
                              John F. Quigley, III
                              Vice President and Chief
                              Financial Officer

Dated: October 16, 1996